Exhibit 3.2
ARTICLES OF AMENDMENT
TO RESTATED ARTICLES OF INCORPORATION
OF
MIMEDX GROUP, INC.
TO REDUCE OWNERSHIP THRESHOLD
TO CALL A SPECIAL SHAREHOLDERS’ MEETING

FIRST: This Corporation is named MiMedx Group, Inc. (the “Corporation”). The Articles of Incorporation of the Corporation were originally filed with the Office of the Department of State of the State of Florida on February 8, 2008. The Restated Articles of Incorporation of the Corporation were filed with the Office of the Department of State of the State of Florida on March 4, 2021.

SECOND: Pursuant to the authority of the Board of Directors of the Corporation set forth in the Corporation’s Restated Articles of Incorporation and Section 607.0602 of the Florida Business Corporation Act (the “Act”), these Articles of Amendment were duly adopted by the Board of Directors of the Corporation on April 28, 2021 in accordance with the provisions of Section 607.1003 of the Act.

THIRD: These Articles of Amendment were duly approved by holders of a majority of the outstanding shares of the Common Stock and of the Preferred Stock of the Corporation, voting together as a single class, in accordance with the provisions of Section 607.1003 of the Act and the Corporation’s Restated Articles of Incorporation on May 27, 2021.

FOURTH: The Corporation’s Restated Articles of Incorporation are hereby amended by deleting Article 9 and inserting the following text in lieu thereof:

Article 9. Special Meeting of Shareholders. Special meetings of the shareholders for any purpose may be called by the Secretary of the Corporation at the request in writing of shareholders owning not less than 25% of all votes entitled to be cast on any issue proposed to be considered at the proposed meeting by delivering one or more written demands for the meeting which are signed, dated and delivered to the Secretary of the Corporation, describe the purpose(s) for which the meeting is to be held, and comply with the procedures set forth in Article II, Section 3 of the Amended and Restated Bylaws of the Corporation (as further amended and/or amended and restated from time to time, the “Bylaws”), or any successor or replacement provision of the Bylaws. The foregoing shall be in addition to, and not limit in any manner, the right of the any other person or group, including, to the extent applicable, the Board, the Chairman of the Board and the Chief Executive Officer of the Corporation, to call a special meeting of the shareholders as may be expressly provided in Article II, Section 3 (or any successor or replacement provision) of the Bylaws.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on May 27, 2021.

MiMedx Group, Inc.

By: /s/ William F. Hulse IV
Name: William F. Hulse IV
Its: General Counsel and Secretary